UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BONA FILM GROUP LIMITED

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

09777B107

(CUSIP Number)

c/o Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

December 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 09777B107	Page 2 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA I, L.P. IRS Identification No. 20-3514012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,296,678
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,296,678
11.	Aggregate amount beneficially owned by each reporting person 1,296,678
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%(1)
14.	Type of reporting person (see instructions) PN

(1)	Relying on information provided by the Issuer in its 6K filed on November 25, 2015, this percentage is calculated based on 32,042,346 Ordinary Shares outstanding on September 30, 2015.

SCHEDULE 13D/A

CUSIP No. 09777B107	Page 3 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

20-4387549

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 148,993
	9.	Sole dispositive power 0
	10.	Shared dispositive power 148,993
11.	Aggregate amount beneficially owned by each reporting person 148,993
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%(1)
14.	Type of reporting person (see instructions) PN

(1)	Relying on information provided by the Issuer in its 6K filed on November 25, 2015, this percentage is calculated based on 32,042,346 Ordinary Shares outstanding on September 30, 2015.

SCHEDULE 13D/A

CUSIP No. 09777B107	Page 4 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

20-4887879

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 200,691
	9.	Sole dispositive power 0
	10.	Shared dispositive power 200,691
11.	Aggregate amount beneficially owned by each reporting person 200,691
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%(1)
14.	Type of reporting person (see instructions) PN

(1)	Relying on information provided by the Issuer in its 6K filed on November 25, 2015, this percentage is calculated based on 32,042,346 Ordinary Shares outstanding on September 30, 2015.

SCHEDULE 13D/A

CUSIP No. 09777B107	Page 5 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-3348112
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,646,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,646,362
11.	Aggregate amount beneficially owned by each reporting person 1,646,362
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%(1)
14.	Type of reporting person (see instructions) PN

(1)	Relying on information provided by the Issuer in its 6K filed on November 25, 2015, this percentage is calculated based on 32,042,346 Ordinary Shares outstanding on September 30, 2015.

SCHEDULE 13D/A

CUSIP No. 09777B107	Page 6 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA HOLDING LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,646,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,646,362
11.	Aggregate amount beneficially owned by each reporting person 1,646,362
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%(1)
14.	Type of reporting person (see instructions) OO

(1)	Relying on information provided by the Issuer in its 6K filed on November 25, 2015, this percentage is calculated based on 32,042,346 Ordinary Shares outstanding on September 30, 2015.

SCHEDULE 13D/A

CUSIP No. 09777B107	Page 7 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP CHINA ENTERPRISES LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,646,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,646,362
11.	Aggregate amount beneficially owned by each reporting person 1,646,362
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%(1)
14.	Type of reporting person (see instructions) OO

(1)	Relying on information provided by the Issuer in its 6K filed on November 25, 2015, this percentage is calculated based on 32,042,346 Ordinary Shares outstanding on September 30, 2015.

SCHEDULE 13D/A

CUSIP No. 09777B107	Page 8 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,646,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,646,362
11.	Aggregate amount beneficially owned by each reporting person 1,646,362
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%(1)
14.	Type of reporting person (see instructions) IN

(1)	Relying on information provided by the Issuer in its 6K filed on November 25, 2015, this percentage is calculated based on 32,042,346 Ordinary Shares outstanding on September 30, 2015.

PREAMBLE

This Statement on Schedule 13D/A (this “Schedule 13D/A”) amends the previous Schedule 13D filed on June 19, 2015 (the “Original 13D”) by Sequoia Capital China I, L.P. (“SCC I”), Sequoia Capital China Partners Fund I, L.P. (“SCC PTRS I”), Sequoia Capital China Principals Fund I, L.P. (“SCC PRIN I”), Sequoia Capital China Management I, L.P. (“SCC MGMT I”), SC China Holding Limited (“SCC HOLD”), SNP China Enterprises Limited (“SNP”) and Nan Peng Shen (“NS”) (collectively, the “Reporting Persons”) relating to ordinary shares of Bona Film Group Limited (the “Issuer”). Except as amended and restated herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original 13D is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 1,646,362, all of which were issued upon conversion of certain preferred shares of the Issuer purchased prior to the Issuer’s initial public offering, as described below. The source of the funds used to purchase the preferred shares of the Issuer was capital contributions by the partners of such Reporting Persons and the available funds of such entities.

In July 2007, pursuant to a Subscription Agreement dated July 10, 2007, (i) SCC I purchased 196,900 series A preferred shares for an aggregate consideration of $3,150,400; (ii) SCC PTRS I purchased 22,625 series A preferred shares for an aggregate consideration of $362,000; and (iii) SCC PRIN I purchased 30,475 series A preferred shares for an aggregate consideration of $487,600.

In 2009, pursuant to a Subscription Letter, and further pursuant to that certain Secured Convertible Note and Warrant Purchase Agreement dated June 15, 2007, (i) SCC I exercised its warrant to purchase 2,127 series A preferred shares; (ii) SCC PTRS I exercised its warrant to purchase 244 series A preferred shares; and (iii) SCC PRIN I exercised its warrant to purchase 329 series A preferred shares.

The Issuer effected a 1:100 share split in 2010, resulting in the 252,700 aggregate series A preferred shares being split into 25,270,000 aggregate series A preferred shares. Additionally, the Issuer effected a 16:1 reverse share split in 2010, resulting in the 25,270,000 series A preferred shares being converted into 1,579,375 series A preferred shares. All of the series A preferred shares were converted, in connection with the closing of the Issuer’s initial public offering, into an aggregate of 2,909,380 Ordinary Shares on the basis of 1.8421 ordinary shares for each series A preferred share.

In July 2009, pursuant to a Series B Preferred Share Subscription Agreement dated July 7, 2009, (i) SCC I purchased 11,179 series B-1 subscribed shares for an aggregate consideration of $196,900; (ii) SCC PTRS I purchased 1,285 series B-1 subscribed shares for an aggregate consideration of $22,625; and (iii) SCC PRIN I purchased 1,730 series B-1 subscribed shares for an aggregate consideration of $30,475. Additionally, (i) SCC I purchased 8,695 series B-2 subscribed shares for an aggregate consideration of $196,900; (ii) SCC PTRS I purchased 999 series B-2 subscribed shares for an aggregate consideration of $22,625; and (iii) SCC PRIN I purchased 1,346 series B-2 subscribed shares for an aggregate consideration of $30,475. The Issuer effected a 1:100 share split in 2010, resulting in an aggregate of 25,234 series B preferred shares being split into 2,523,400 aggregate series B preferred shares.

In June 2010, pursuant to a Share Subscription Agreement dated June 28, 2010, (i) SCC I purchased 998,902 series B-3 subscribed shares for an aggregate consideration of $393,800; (ii) SCC PTRS I purchased 114,780 series B-3 subscribed shares for an aggregate consideration of $45,250; and (iii) SCC PRIN I purchased 154,604 series B-3 subscribed shares for an aggregate consideration of $60,950.

The Issuer effected a 16:1 reverse share split in 2010, resulting in the aggregate 3,791,686 series B preferred shares being converted into an aggregate of 236,982 series B preferred shares. All of the series B preferred shares were converted, in connection with the closing of the Issuer’s initial public offering, into an aggregate of 236,982 Ordinary Shares on the basis of one ordinary share for each series B preferred share.

In May 2012, pursuant to a Securities Transfer Agreement dated May 11, 2012, SCC I , SCC PTRS I and SCC PRIN I sold an aggregate of 1,500,000 ordinary shares to Skillgreat Limited for an aggregate consideration of $17,100,000.

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Issuer, with the Issuer surviving the Merger (as defined below) and becoming a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 8, and in incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$13.70 in cash per ADS (each two representing one Ordinary Share) or US$27.40 in cash per Ordinary Share, approximately US$366 million will be expended in acquiring all the outstanding Ordinary Shares owned by shareholders of the Issuer other than the Rollover Shareholders (as defined below) in connection with the Merger. Pursuant to the Equity Commitment Letters (as defined below), the Merger will be financed with cash contributions in Parent from each of the Equity Investors (as defined below) or their affiliates.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original 13D is hereby amended and restated as follows:

On June 12, 2015, Mr. Dong Yu, and certain of his affiliated entities (collectively, the “Chairman Parties”), Fosun International Limited, Fosun International Holdings Ltd., Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade Companhia Seguros S.A. (collectively, “Fosun Entities”) and SCC I, SCC PTRS I and SCC PRIN I (collectively, the “Sequoia Funds” and together with the Fosun Entities and the Chairman Parties, the “Consortium”) submitted a preliminary, non-binding letter (the “Proposal Letter”) to the Board of Directors of the Issuer (the “Board”). In the Proposal Letter, the Consortium outlined its proposal (“Proposal”) for the Transaction (as defined below). Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding share capital of the Issuer (other than the Shareholder Shares (as defined below), which will be rolled over in connection with the Transaction, and any other shares that will be rolled over in connection with the Transaction) for US$13.70 in cash per American Depositary Share of the Issuer (“ADS,” with each two ADSs representing one Ordinary Share), or US$27.40 in cash per Ordinary Share, as the case may be. In the Proposal Letter, the Consortium stated that it has held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction. The Proposal also provides that, among other things, (a) the Consortium’s financing providers will need to conduct customary legal, financial and accounting due diligence on the Issuer, and (b) the Consortium will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to the Issuer and the

Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Transaction, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

On June 12, 2015, in connection with the Proposal, the Chairman Parties entered into a consortium agreement (the “Consortium Agreement”) with the Fosun Entities and the Sequoia Funds, pursuant to which the Consortium agreed to cooperate in good faith in connection with the Proposal to acquire all of the outstanding share capital of the Issuer, through a going-private transaction (the “Transaction”), other than those shares beneficially owned by the members of the Consortium (the “Shareholder Shares”) or that will be rolled over by other shareholders in connection with the Transaction. The Consortium Agreement provides, among other things, for coordination in (a) the evaluation of the Issuer, including conducting due diligence of the Issuer and its business, (b) discussions regarding the Proposal with the Issuer, and (c) the negotiation of the terms of definitive documentation in connection with the Proposal. The Consortium Agreement also requires the Reporting Persons, for a period beginning on the effective date of the Consortium Agreement and ending on the 9-month anniversary of such date, not to (i) make a competing proposal that involves the direct or indirect acquisition of 10% or more of the Issuer’s Ordinary Shares, a sale of all or any significant amount of the assets of the Issuer, a restructuring or recapitalization of the Issuer, or some other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction or (ii) acquire or dispose of any shares, warrants, options or other securities which are convertible into or exercisable for shares in the Issuer, other than through the Transaction.

On December 15, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Mountain Tiger International Limited, a Cayman Islands company (“Parent”) and Mountain Tiger Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger (the “Effective Time”), each Ordinary Share (including Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) the Ordinary Shares owned by Parent, Merger Sub or the Issuer (as treasury, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Issuer, (b) the Ordinary Shares reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of stock options or restricted shares of the Issure, (c) the Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Companies Law of the Cayman Islands (the “Dissenting Shares”), and (d) the Ordinary Shares (the “Rollover Shares”, including the Ordinary Shares issuable under stock options and restricted shares and the Ordinary Shares represented by ADSs) beneficially owned by Mr. Dong Yu and certain of his affiliated entities, Fosun International Limited, Orrick Investments Limited, the Sequoia Funds, SAIF Partners IV L.P. (collectively, the “Rollover Shareholders”) and Uranus Connection Limited (“Uranus”) (Ordinary Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive US$27.40 in cash per Ordinary Share without interest and net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value determined in accordance with the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, each of Mr. Dong Yu, Uranus, Sac Finance Company Limited, Willow Investment Limited and All Gain Ventures Limited (collectively “Equity Investors” and together with the Rollover Shareholders, the “Investors”) entered into an interim investors agreement with Parent, Merger Sub and the Rollover Shareholders (the “Investors Agreement”), which would be deemed to terminate and supersede the Consortium Agreement upon execution and governs the actions of Parent and Merger Sub and the relationship among the Investors with respect to the Transaction.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, Uranus and Parent entered into a support agreement (the “Support Agreement”), pursuant to which the Rollover Shareholders and Uranus agreed, among other things, that (i) each of them will vote the Rollover Shares in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereunder, including the Merger, and (ii) the Rollover Shares will be cancelled without payment of any consideration or distribution therefor at the Effective Time.

Concurrently with the execution of the Merger Agreement, each of the Equity Investors (or through their respective affiliates, as the case may be) entered into an equity commitment letter (collectively, the “Equity Commitment Letters”) with Parent, pursuant to which each Equity Investor (or through their respective affiliates, as the case may be) undertook to fund the transactions contemplated under the Merger Agreement through cash contributions in Parent from each of them or their affiliates.

Concurrently with the execution of the Merger Agreement, each of the Equity Investors (or through their respective affiliates, as the case may be) entered into a limited guarantee (each a “Limited Guarantee”) in favor of the Issuer with respect to, among other things, a portion of the payment obligations of Parent corresponding to the cash contributions committed by each Equity Investor as set out in their respective Equity Commitment Letters.

References to each of the Consortium Agreement, the Merger Agreement, the Investors Agreement, the Support Agreement, the Equity Commitment Letter and the Limited Guarantees in this Schedule 13D/A are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Select Global Market, and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, would terminate. In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby amended and restated as follows:

The information set forth and/or incorporated by reference in Items 3, 4 and 7 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original 13D is hereby amended and restated as follows:

Exhibit	Description

1	Joint Filing Agreement dated as of February 12, 2013, by and among SCC MGMT I, SCC I, SCC PTRS I, SCC PRIN I, SCC HOLD, SNP and NS (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 12, 2013).

2	Consortium Agreement, dated as of June 12, 2015, by and among the Chairman Parties (as defined therein), the Fosun Entities (as defined therein) and the Sequoia Entities (as defined therein) (incorporated by reference to Exhibit 2 to the Schedule 13D filed on June 19, 2015 with the Securities and Exchange Commission).

3	Proposal Letter to the Issuer from the Consortium Members (as defined therein), dated June 12, 2015 (incorporated by reference to Exhibit 3 to the Schedule 13D filed on June 19, 2015 with the Securities and Exchange Commission).

4	Subscription Agreement, dated as of July 10, 2007, by and among Tyner Group Limited, Beijing Bona New World Media Technology Co., Ltd., Beijing Polybona Film Distribution Co., Ltd., Beijing Bona Film Culture Communication Co., Ltd., Beijing Bona Advertising Co., Ltd., Yu Dong, Yu Hai, SIG China Investments One, Ltd., SCC I, SCC PTRS I and SCC PRIN I (incorporated by reference to Exhibit 4.4 to the Form F-1 filed on November 17, 2010 with the Securities and Exchange Commission).

5	Bona International Film Group Limited Series B Preferred Share Subscription Agreement, dated as of July 7, 2009, by and among Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., Beijing Polybona Film Distribution Co., Ltd., Beijing Bona Film Culture Communication Co., Ltd., Beijing Bona Advertising Co., Ltd., Beijing Bona Mei Tao Culture Media Co., Ltd., Zhejiang Bona Movie and Television Production Co., Ltd., Yu Dong, Yu Hai, Shi Nansun, Huang Hsin-Mao, Bona Entertainment Company Limited, Distribution Workshop (BVI) Ltd., Matrix Partners China I, L.P., Matrix Partners China I-A, L.P., SCC I, SCC PTRS I, SCC PRIN I, SINA Hong Kong Limited, Zero2IPO China Fund II, L.P. and Wayford Enterprises Limited (incorporated by reference to Exhibit 4.5 to the Form F-1 filed on November 17, 2010 with the Securities and Exchange Commission).

6	Bona International Film Group Limited Share Subscription Agreement, dated as of June 28, 2010, by and among Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., Beijing Baichuan Film Distribution Co., Ltd., Beijing Bona Film Culture Communication Co., Ltd., Beijing Bona Advertising Co., Ltd., Beijing Bona Mei Tao Culture Media Co., Ltd., Zhejiang Bona Movie and Television Production Co., Ltd., Bona Entertainment Company Limited, Distribution Workshop (BVI) Ltd., Yu Dong, Yu Hai, Blooming Capital Limited, Matrix Partners China I, L.P., Matrix Partners China I-A, L.P., SCC I, SCC PTRS I, SCC PRIN I, SIG China Investments One, Ltd., Zero2IPO China Fund II, L.P., Wayford Enterprises Limited and Jeffrey Chan (incorporated by reference to Exhibit 4.6 to the Form F-1 filed on November 17, 2010 with the Securities and Exchange Commission).

7	Secured Convertible Note and Warrant Purchase Agreement, dated June 15, 2007, by and among Tyner Group Limited, Ms. SHI, Nan Sun and Mr. YU, Dong, and SCC I, SCC PTRS I and SCC PRIN I (incorporated by reference to Exhibit 7 to the Schedule 13D filed on June 19, 2015 with the Securities and Exchange Commission).

8	Agreement and Plan of Merger, dated as of December 15, 2015, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on December 15, 2015 with the Securities and Exchange Commission).

9	Interim Investors Agreement, dated as of December 15, 2015, by and among Parent, Merger Sub, the Equity Investors (as defined therein) and the Rollover Investors (as defined therein).

10	Support Agreement, dated as of December 15, 2015, by and among Parent and the Rollover Securityholders (as defined therein).

11	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Uranus.

12	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Alibaba Pictures Group Limited.

13	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Mr. YU, Dong

14	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Oriental Power Holdings Limited.

15	Equity Commitment Letter, dated December 15, 2015, by and between Parent and Mr. XIE, Zhanshan.

16	Limited Guarantee, dated December 15, 2015, by Uranus in favor of the Issuer

17	Limited Guarantee, dated December 15, 2015, by Alibaba Pictures in favor of the Issuer

18	Limited Guarantee, dated December 15, 2015, by Mr. YU, Dong in favor of the Issuer

19	Limited Guarantee, dated December 15, 2015, by Oriental Power Holdings Limited in favor of the Issuer

20	Limited Guarantee, dated December 15, 2015, by Mr. XIE, Zhanshan in favor of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 18, 2015

Sequoia Capital China I, L.P.
Sequoia Capital China Partners Fund I, L.P.
Sequoia Capital China Principals Fund I, L.P.

By: Sequoia Capital China Management I, L.P., a Cayman Islands exempted limited partnership General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Management I, L.P., a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Nan Peng Shen

Nan Peng Shen

SC China Holding Limited, a Cayman Islands limited liability company

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen